
05008160

82-34854

SCHEDULE 10

[NOTIFICATION] OF MAJOR INTERESTS IN SHARES

957448

SUPPL

All relevant boxes should be completed in block capital letters.

1. Name of company C & C Group plc		**2.** Name of shareholder having a major interest FMR Corporation Fidelity International Limited Edward C Johnson	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 FMR Corporation Fidelity International Limited Edward C Johnson		**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list	
5. Number of shares/amount of stock acquired **450,000**	**6.** Percentage of issued class **0.14%**	**7.** Number of shares/amount of stock disposed **N/A**	**8.** Percentage of issued class **N/A**

9. Class of security Ordinary shares of E0.01 each	**10.** Date of transaction N/A	**11.** Date company informed 16 May 2005
12. Total holding following this notification **41,869,506**	**13.** Total percentage holding of issued class following this notification 13.04%	

14. Any additional information N/A	**15.** Name of contact and telephone number for queries James Duggan Assistant Group Company Secretary + 353 1 616 1335
16. Name and signature of authorised company official responsible for making this notification Noreen O'Kelly Group Secretary Date of notification 16 May 2005	

dlw 5/23

FMR Corporation
Fidelity International Limited
Shareholding in C&C Group plc

Shares held	Management Company	Nominee / Registered Name
2,600	FIA(K)L	STATE STREET HONG KONG Total
2,140,700	FII	JP MORGAN, BOURNEMOUTH Total
5,900	FIL	BANK OF NEW YORK BRUSSELS Total
4,500	FIL	BANK OF NEW YORK EUROPE LDN Total
153,896	FIL	BROWN BROS HARRIMN LTD LUX Total
114,900	FIL	JP MORGAN, BOURNEMOUTH Total
21,300	FIL	NATIONAL ASTL BK MELBOURNE Total
15,600	FIL	NORTHERN TRUST LONDON Total
6,300	FIL	STATE STR BK AND TR CO LNDN (S Total
21,882,135	FISL	JP MORGAN, BOURNEMOUTH Total
3,788,900	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
3,332,400	FMRCO	JP MORGAN CHASE BANK Total
6,900	FMRCO	NOTHERN TRUST LONDON Total
3,019,972	FMRCO	STATE STREET BANK AND TR CO Total
16,000	FMTC	BANK OF NEW YORK Total
44,600	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
14,700	FMTC	JP MORGAN CHASE BANK Total
16,500	FMTC	NORTHERN TRUST CO Total
409,886	FMTC	STATE STREET BANK AND TR CO Total
104,000	FPM	BANK OF NEW YORK BRUSSELS Total
2,200	FPM	CHASE MANHATTAN LONDON Total
7,100	FPM	CHASE MANHTTN BK AG FRNKFRT (S Total
1,900	FPM	DEXIA PRIVATBANK Total
428,700	FPM	HSBC BANK PLC Total
3,545,217	FPM	JP MORGAN, BOURNEMOUTH Total
3,900	FPM	JP MORGAN CHASE BANK Total
8,900	FPM	MELLON BANK Total
5,000	FPM	NORDEA BANK AB Total
979,100	FPM	NORTHERN TRUST LONDON Total
1,785,800	FPM	STATE STR BK AND TR CO LNDN (S Total
41,869,506		**Grand Total Ordinary Shares**